Exhibit 12.1

TD Ameritrade Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

	Quarter Ended	Fiscal Year Ended September 30,
	Dec. 31, 2016	2016	2015	2014	2013	2012
Determination of earnings:
Pre-tax income	$339	$1,265	$1,288	$1,270	$1,088	$906
Fixed charges	20	78	65	47	52	53
Less: Capitalized interest	—	(1)	—	—	(2)	(2)
Undistributed income of equity investee	—	—	—	—	(1)	(1)

Earnings (A)	$359	$1,342	$1,353	$1,317	$1,137	$956

Fixed charges:
Interest on borrowings (1)	$14	$53	$43	$25	$25	$28
Capitalized interest	—	1	—	—	2	2
Brokerage interest expense	2	7	6	6	7	6
Interest portion of rent expense	4	17	16	16	18	17

Total fixed charges (B)	$20	$78	$65	$47	$52	$53

Ratio of earnings to fixed charges (A) ÷ (B)	18.0	17.2	20.8	28.0	21.9	18.0
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	19.8	18.8	22.8	32.0	25.1	20.2

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.
(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.